Exhibit 99.1

ASX & MEDIA RELEASE (ASX CODE: SGM)	2 APRIL 2008
SIMS GROUP COMPLETES ACQUISITION OF LIFE CYCLE SERVICES
Sims Group Limited today announced completion of the acquisition of Life Cycle Services (LCS) in the United Kingdom, further strengthening its information technology asset management capability and positioning Sims Recycling Solutions as one of Europe’s leading operators in the high value B2B market.
LCS is one of the UK’s leading specialists in asset refurbishment, redeployment and secure disposal of ICT equipment. It also owns best-in-class tracking software by which clients can monitor the processing of their technology assets on-line. This software can be rolled out across the Sims Recycling Solutions client base globally.
Chairman, Europe & Australia, and Executive Director, Jeremy Sutcliffe said, “the LCS acquisition represents a key step in the evolution of Sims Recycling Solutions as a service-led asset management business. The combination of Sims’ global infrastructure and LCS’ commercial expertise, systems capability and blue chip client base, will enable us to offer the market a powerful multi-national ICT asset management proposition.
“While local or regional contracts will continue to be awarded, multi-national clients requiring uniformity of service standards and cost minimisation outcomes are increasingly seeking asset managers with international or multi-country capability.
“The acquisition will also enable us to realise further commercial and operational synergies from our recent acquisition of RecommIT and our existing e-recycling businesses, and further strengthen our management team.”
About Sims Group Limited
Sims Group (www.sims-group.com) is the world’s largest listed metal recycler with over 200 operations globally. Sims’ core business is metal recycling, with an emerging business in recycling solutions. Sims earns around 80 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 5,800 employees, annual turnover of A$8.5 billion and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the NYSE (NYSE CODE: SMS).
For further information contact:

Jeremy Sutcliffe Executive Director	or	Stuart Nelson Director, Corporate Services
Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060
ABN 69 114 838 630
Phone: (02) 9956 9100